SEC FILE NUMBER 001-34862
CUSIP NUMBER 30711Y300
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fang Holdings Limited
Full Name of Registrant

SouFun Holdings Limited
Former Name if Applicable

Tower A, No. 20 Guogongzhuang Middle Street
Address of Principal Executive Office (Street and Number)

Fengtai District, Beijing 100070, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fang Holdings Limited (the “Company”) is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”) within the prescribed time period because the Company needs more time to prepare and review its consolidated financial statements, primarily due to the pending winding-up petition disclosed in the Company’s report on Form 6-K furnished to the Commission on December 7, 2020. The Company’s convertible notes previously issued in 2015, which were originally due in 2022, have become due on demand as a result of the winding-up petition. The Company is under negotiation with the convertible note holders for the repayment schedule of the outstanding amount under the convertible notes. The Company is in the process of assessing the impact of the winding-up petition on the Company’s financial statements, including the Company’s ability to continue as a going concern, the outcome of which is dependent upon the outcome of the petition and the negotiation with the convertible note holders.

In addition, based on currently available information, the Company expects to report a material weakness in the 2020 Form 20-F related to the lack of sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements. Such material weakness was the same as the one disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

The Company expects to file the 2020 Form 20-F within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peng Cui	(+86 10)	5631-8362
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Other than the explanations given under Part III hereunder, the Company does not expect any significant change in results of operations, and has disclosed the unaudited results of operations of the Company for the fiscal year ended December 31, 2020 in a press release dated March 26, 2021, which was filed with the Commission on Form 6-K on March 29, 2021.

Forward-looking Statements

This notification contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the Company’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Fang Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 3, 2021	By:	/s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Executive Chairman